TO: SECURITIES EXCHANGE COMMISSION

082-00034

RECEIVED
2007 AUG 29 A 5:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SANTOS LTD

Appendix 4D

Half-Year Report under Listing Rule 4.2A

For the period ended 30 June 2007

SUPPL

ABN	Previous corresponding period
80 007 550 923	30 June 2006

2. Results for announcement to the market

				$A million
Revenue from ordinary activities	Down	7.4%	to	1,231.4
Underlying profit after tax	Down	24.9%	to	305.2
Net profit for the period	Down	29.2%	to	261.6
Profit from ordinary activities after tax attributable to members	Down	29.0%	to	262.2
Net profit for the period attributable to members	Down	29.0%	to	262.2

Interim Dividends	Amount per security	Franked amount per security at 30% tax
Ordinary securities	20.0¢	20.0¢
Preference securities	$2.8592	$2.8592

Record date for determining entitlements to the dividends	4 September 2007

Brief explanation of any of the figures disclosed above necessary to enable the figures to be understood:

Refer to attached media release for further commentary regarding the half-year 2007 result.

This half-year report is to be read in conjunction with the June 2007 Half-year Financial Report.

8/29

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	N/A	N/A

4. Change in ownership of controlled entities

Control gained over entities having material effect

Name of entity	N/A

	$A million
Date from which control was gained	N/A
Where material to understanding of the report Consolidated profit / (loss) from ordinary activities after tax of the controlled entity since the date in the current period on which control was acquired	N/A
Profit from ordinary activities after tax of the controlled entity for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

Name of entity	N/A

	$A million
Date from which control was lost	N/A
Consolidated profit from ordinary activities after tax of the controlled entity for the current period to the date of loss of control	N/A
Consolidated profit from ordinary after tax of the controlled entity while controlled during the whole of the previous corresponding period	N/A

5. Dividends

Date the dividend is payable	2 October 2007

	Current period $A million	Previous corresponding period $A million
Ordinary securities	115.4	119.2
Preference securities	17.2	15.2
Total	132.6	134.4

None of these dividends are foreign sourced.

6. Dividend Reinvestment Plans

The dividend or distribution plans shown below are in operation.

The Santos Dividend Reinvestment Plan is in operation. Shares are allocated at the daily weighted average market price of the Company's shares on the ASX over a period of 10 business days (as that term is defined for the purposes of the ASX Listing Rules) commencing on the business day after the Dividend Record Date and concluding on Wednesday 19 September 2007, excluding Friday 7 September 2007. The Board has determined that no discount will apply.

The last date for receipt of election notices for the dividend or distribution plans	4 September 2007

7. Details of associates and joint venture entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal	
	Current period $A million	Previous corresponding period $A million
N/A	N/A	N/A

Santos Ltd
ABN 80 007 550 923

Santos

SANTOS LTD
(INCORPORATED IN SOUTH AUSTRALIA ON 18 MARCH 1954)
AND CONTROLLED ENTITIES

HALF-YEAR CONDENSED FINANCIAL REPORT
30 JUNE 2007

SANTOS LTD AND CONTROLLED ENTITIES

INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Note	CONSOLIDATED 30 June 2007 Continuing $million	Discontinued $million	Total $million	CONSOLIDATED 30 June 2006 Continuing $million	Discontinued $million	Total $million
Product sales	3	1,190.4	24.3	1,214.7	1,276.0	37.3	1,313.3
Cost of sales	4	(580.2)	(4.2)	(584.4)	(550.2)	(20.2)	(570.4)
Gross profit		610.2	20.1	630.3	725.8	17.1	742.9
Other revenue	3	16.7	-	16.7	16.3	-	16.3
Other income	3	58.7	(2.8)	55.9	1.4	0.7	2.1
Other expenses	4	(145.7)	(82.7)	(228.4)	(138.4)	(45.6)	(184.0)
Operating profit / (loss) before net financing costs		539.9	(65.4)	474.5	605.1	(27.8)	577.3
Financial income	6	2.8	0.6	3.4	3.7	0.1	3.8
Financial expenses	6	(63.1)	-	(63.1)	(60.4)	-	(60.4)
Net financing (costs) / income		(60.3)	0.6	(59.7)	(56.7)	0.1	(56.6)
Profit / (loss) before tax		479.6	(64.8)	414.8	548.4	(27.7)	520.7
Income tax expense		(152.6)	(0.6)	(153.2)	(151.2)	-	(151.2)
Net profit / (loss) for the period		327.0	(65.4)	261.6	397.2	(27.7)	369.5
Attributable to:							
Equity holders of Santos Ltd		327.6	(65.4)	262.2	397.2	(27.7)	369.5
Minority interest		(0.6)	-	(0.6)	-	-	-
		327.0	(65.4)	261.6	397.2	(27.7)	369.5
Earnings per share attributable to the ordinary equity holders of Santos Ltd (¢)							
Basic earnings per share		51.9		41.0	64.2		59.5
Diluted earnings per share		50.0		40.0	61.4		57.1
Dividends per share ($)							
Ordinary shares	14			0.20			0.20
Redeemable preference shares	14			2.7272			2.5300

The income statement is to be read in conjunction with the notes to the half-year financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

BALANCE SHEET

AS AT 30 JUNE 2007

	Note	CONSOLIDATED 30 June 2007 $million	 31 December 2006 $million
Current assets			
Cash and cash equivalents		154.5	158.7
Trade and other receivables		463.0	487.5
Inventories		196.1	167.4
Other current assets		32.6	36.1
		846.2	849.7
Assets classified as held for sale		136.3	210.8
Total current assets		982.5	1,060.5
Non-current assets			
Exploration and evaluation assets	8	296.5	360.3
Oil and gas assets	9	5,477.2	5,232.7
Other land, buildings, plant and equipment	10	131.2	117.2
Other investments		41.3	45.2
Receivables		24.2	-
Deferred tax assets		69.3	75.1
Other non-current assets		7.1	11.9
Total non-current assets		6,046.8	5,842.4
Total assets		7,029.3	6,902.9
Current liabilities			
Trade and other payables		745.1	441.8
Deferred income		7.7	6.4
Interest-bearing loans and borrowings		149.1	159.7
Current tax liabilities		67.2	213.5
Provisions		136.7	134.8
Other current liabilities		16.0	8.9
		1,121.8	965.1
Liabilities directly associated with assets classified as held for sale		31.5	16.8
Total current liabilities		1,153.3	981.9
Non-current liabilities			
Deferred income		8.3	11.3
Interest-bearing loans and borrowings		1,602.3	1,490.0
Deferred tax liabilities		541.4	517.5
Provisions		518.5	539.1
Other non-current liabilities		6.5	7.6
Total non-current liabilities		2,677.0	2,565.5
Total liabilities		3,830.3	3,547.4
Net assets		3,199.0	3,355.5
Equity			
Issued capital	12	2,212.6	2,254.4
Reserves	13	(216.1)	(200.3)
Retained earnings		1,203.1	1,301.4
Equity attributable to equity holders of Santos Ltd		3,199.6	3,355.5
Equity attributable to minority interest		(0.6)	-
Total equity		3,199.0	3,355.5

The balance sheet is to be read in conjunction with the notes to the half-year financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	CONSOLIDATED	
	30 June 2007 $million	30 June 2006 $million
Cash flows from operating activities		
Receipts from customers	1,283.7	1,382.8
Interest received	3.4	3.9
Overriding royalties received	7.5	7.6
Insurance proceeds received	13.1	95.4
Pipeline tariffs and other receipts/(payments)	15.5	(12.2)
Payments to suppliers and employees	(382.0)	(489.1)
Royalty, excise, PRRT and similar taxes payments	(44.0)	(75.2)
Borrowing costs paid	(55.9)	(57.6)
Income taxes paid	(303.5)	(212.7)
Net cash provided by operating activities	537.8	642.9
Cash flows from investing activities		
Payments for:		
Exploration and evaluation expenditure	(137.1)	(147.9)
Oil and gas assets expenditure	(410.2)	(259.2)
Other land, buildings, plant and equipment	(37.8)	(15.3)
Acquisitions of oil and gas assets	(27.7)	(71.5)
Acquisitions of controlled entities	(18.7)	-
Restoration expenditure	(18.2)	(5.2)
Other investing activities	(2.4)	(0.8)
Proceeds from disposal of available-for-sale investments	28.4	-
Proceeds from disposal of non-current assets	0.3	2.2
Net cash used in investing activities	(623.4)	(497.7)
Cash flows from financing activities		
Dividends paid	(108.6)	(118.6)
Proceeds from issues of ordinary shares	0.9	1.7
Off-market buy-back of ordinary shares	(0.3)	-
Repayments of borrowings	(863.5)	(125.9)
Drawdown of borrowings	1,049.0	120.4
Net cash provided by / (used in) financing activities	77.5	(122.4)
Net (decrease) / increase in cash and cash equivalents	(8.1)	22.8
Cash and cash equivalents at the beginning of the period	200.0	229.2
Cash held by controlled entity sold	(1.5)	-
Effects of exchange rate changes on the balances of cash held in foreign currencies	(11.8)	0.2
Cash and cash equivalents at the end of the period *	178.6	252.2

* Cash and cash equivalents at the end of the period includes cash balances attributable to discontinued operations of $24.1 million.

The cash flow statement is to be read in conjunction with the notes to the half-year financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	CONSOLIDATED	
	30 June 2007 $million	30 June 2006 $million
Foreign exchange translation differences	(75.1)	8.4
Net gain on hedge of net investment in foreign subsidiaries	49.3	8.2
Change in fair value of equity securities available for sale, net of tax	18.7	0.5
Share-based payment transactions	1.6	0.7
Actuarial gain / (loss) on defined benefit plan, net of tax	5.8	(1.7)
Net income recognised directly in equity	0.3	16.1
Transfers (net of any related tax):		
Transfer to profit on sale of available-for-sale investments	(8.3)	-
Transfer to profit on disposal of foreign operation	(0.4)	-
Profit for the period	261.6	369.5
Total recognised income and expense for the period	253.2	385.6
Attributable to:		
Equity holders of Santos Ltd	253.8	385.6
Minority interest	(0.6)	-

Other movements in equity arising from transactions with owners as owners are set out in notes 12 and 14.

The statement of recognised income and expense is to be read in conjunction with the notes to the half-year financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

1. Corporate Information

Santos Ltd ("the Company") is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange ("ASX").

The financial report was authorised for issue in accordance with a resolution of the Directors on 23 August 2007.

2. Basis of Preparation and Accounting Policies

Basis of preparation

This general purpose condensed financial report for the half year ended 30 June 2007 has been prepared in accordance with AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 31 December 2006 and considered together with any public announcements made by Santos Ltd during the half year ended 30 June 2007 in accordance with the continuous disclosure obligations of the *ASX listing rules*.

Apart from the changes in accounting policy noted below, the accounting policies and methods of computation are the same as those adopted in the most recent annual financial report.

Changes in Accounting Policy

Since 1 January 2007 the consolidated entity has adopted the following Standards and Interpretations, mandatory for annual periods beginning on or after 1 January 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the consolidated entity.

- AASB 7 *Financial Instruments: Disclosures*
- AASB 2005-10 *Amendments to Australian Accounting Standards (AASB 132, 101, 114, 117, 133, 139, 1, 4, 1023 and 1038)*
- Interpretation 8 *Scope of AASB 2 Share-based Payment*
- Interpretation 9 *Reassessment of Embedded Derivatives*
- Interpretation 10 *Interim Financial Reporting and Impairment*

The consolidated entity has also early adopted the amendments to Australian Accounting Standards as set out in AASB 2007-4 *Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]*.

2. Basis of Preparation and Accounting Policies (continued)

Accounting for petroleum resource rent tax and similar taxes
As disclosed in the 31 December 2006 Annual Financial Report, there is currently uncertainty regarding the accounting treatment for petroleum resource rent tax ("PRRT") and similar taxes. The Company has continued to account for these taxes under the accruals basis described in the 2006 Annual Financial Report. However, some oil and gas industry participants are of the view that PRRT (and similar taxes) expense is more appropriately measured by applying AASB 112 *Income Taxes* and divergent practices on its reporting remain. In December 2006 the Australian Accounting Standards Board ("AASB") requested an Interpretations Advisory Panel consider whether Australian PRRT should or should not be accounted for as an income tax under AASB 112. The Company will continue to account for these taxes under the accruals basis unless the AASB formalises a definitive view that an alternative approach is more appropriate.

Had PRRT and similar taxes been accounted for as an income tax under AASB 112, a deferred tax liability would have been recognised for $165.0 million (31 December 2006: deferred tax liability $108.9 million). Profit before tax would have increased by $10.1 million (30 June 2006: $25.8 million), the income tax expense attributed to these taxes would have been $75.5 million (30 June 2006: $80.3 million expense), and profit after tax would have decreased by $65.4 million (30 June 2006: $54.5 million decrease).

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	CONSOLIDATED 30 June 2007			CONSOLIDATED 30 June 2006		
	Continuing $million	**Discontinued $million**	**Total $million**	Continuing $million	Discontinued $million	Total $million
3. Revenue and Other Income						
Product sales:						
Gas, ethane and liquefied gas	451.0	18.8	469.8	417.1	29.2	446.3
Crude oil	483.3	1.8	485.1	548.1	2.6	550.7
Condensate and naphtha	167.8	3.7	171.5	197.7	5.5	203.2
Liquefied petroleum gas	88.3	-	88.3	113.1	-	113.1
	1,190.4	24.3	1,214.7	1,276.0	37.3	1,313.3
Other revenue:						
Overriding royalties	6.9	-	6.9	7.3	-	7.3
Pipeline tariffs and tolls	3.1	-	3.1	1.3	-	1.3
Trading revenue	3.8	-	3.8	4.0	-	4.0
Other	2.9	-	2.9	3.7	-	3.7
	16.7	-	16.7	16.3	-	16.3
Total revenue	1,207.1	24.3	1,231.4	1,292.3	37.3	1,329.6
Other income:						
Insurance recovery	2.4	-	2.4	-	-	-
Net gain on redetermination of unitised field	44.3	-	44.3	-	-	-
Net gain on sale of available-for-sale investments	11.7	-	11.7	-	-	-
Net loss on sale of controlled entities *	-	(1.1)	(1.1)	-	-	-
Net gain / (loss) on sale of non-current assets	0.3	(1.7)	(1.4)	1.4	0.7	2.1
	58.7	(2.8)	55.9	1.4	0.7	2.1

* Includes impairment loss on remeasurement to fair value less costs to sell of $1.5 million, net of $0.4 million gain recycled into profit and loss on the reversal of associated amounts previously deferred in the foreign currency translation reserve.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	CONSOLIDATED 30 June 2007			CONSOLIDATED 30 June 2006		
	Continuing $million	Discontinued $million	Total $million	Continuing $million	Discontinued $million	Total $million
4. Expenses						
Cost of sales:						
Cash cost of production						
Production costs:						
Production expenses	184.0	2.0	186.0	158.6	3.6	162.2
Production facilities operating leases	24.9	-	24.9	23.2	-	23.2
	208.9	2.0	210.9	181.8	3.6	185.4
Other operating costs:						
Pipeline tariffs and tolls	26.5	-	26.5	23.7	-	23.7
Royalty and excise	34.0	2.2	36.2	41.5	2.5	44.0
PRRT and similar taxes	10.1	-	10.1	25.8	-	25.8
	70.6	2.2	72.8	91.0	2.5	93.5
	279.5	4.2	283.7	272.8	6.1	278.9
Depreciation and depletion	313.4	-	313.4	256.5	14.1	270.6
Third party gas purchases	6.4	-	6.4	41.5	-	41.5
Increase in product stock	(19.1)	-	(19.1)	(20.6)	-	(20.6)
Total cost of sales	580.2	4.2	584.4	550.2	20.2	570.4
Other expenses:						
Selling, general and administrative:						
Expenses	37.2	9.6	46.8	22.4	2.8	25.2
Depreciation	0.3	-	0.3	0.7	0.6	1.3
	37.5	9.6	47.1	23.1	3.4	26.5
Foreign exchange losses / (gains)	10.4	-	10.4	(0.2)	-	(0.2)
Change in fair value of financial assets designated at fair value through profit or loss	(3.1)	-	(3.1)	-	-	-
Hedge ineffectiveness gains	(0.2)	-	(0.2)	(0.4)	-	(0.4)
Exploration and evaluation expensed	101.1	-	101.1	94.9	37.1	132.0
Net impairment loss on oil and gas assets	-	73.1	73.1	21.0	5.1	26.1
	145.7	82.7	228.4	138.4	45.6	184.0

	CONSOLIDATED	
	30 June 2007 $million	30 June 2006 $million
4. Expenses (continued)		
Amounts that are unusual because of their nature, size, or incidence:		
Other expenses:		
Net impairment loss on remeasurement of oil and gas assets to fair value less costs to sell (refer notes 7 and 11)	74.6	-
Exploration and evaluation expensed – includes amounts provided for potential remediation and related costs of the Sidoarjo Mudflow incident	-	24.3

Sidoarjo Mudflow Incident

The Company, through its subsidiary Santos Brantas Pty Ltd ("STOB"), has a non-operated 18% interest in the Brantas Production Sharing Contract ("PSC"), which is operated by 50% participant PT Lapindo Brantas Inc ("Lapindo"). The other party (32%) to the PSC is an Indonesian company, PT Medco E&P Brantas ("Medco").

The Banjar Panji-1 onshore exploration well is located near Sidoarjo, Surabaya, East Java, within the area of the Brantas PSC. In late May 2006 non-toxic mud started flowing to the surface through vents about 200 metres from the drill hole. The cause of the incident is yet to be determined and is the subject of an Indonesian police investigation. Mud and water however continue to flow from the vents, affecting the site of the drilling operations as well as approximately 600 hectares of land and a number of villages in the area.

The flow of mud and water has resulted in significant property damage, the interruption of local infrastructure and the need to relocate a significant number of local villagers.

Since the release of Santos' 2006 Annual Report, there have been a number of developments including:

- The Indonesian President has issued a Presidential Regulation (No. 14 of 2007). This Regulation, amongst other things:

  - Establishes the Sidoarjo Mud Mitigation Agency (superseding the National Mitigation Team previously appointed on 8 September 2006) which covers a range of matters including, to handle and take corrective measures for mud blowout mitigation, mud overflow, social issues and infrastructure issues arising from the incident;

  - Requires that the operator of the PSC (Lapindo) to fund the purchase of land and buildings of affected community members within a defined area, and the cost of mud blowout mitigation efforts, including the handling and operation of main dams until the Porong river; and

  - States that the costs of handling infrastructure issues (including the infrastructure for mud overflow handling) are to be borne by and for the Annual State Budget and Expenditures or such other legal fund sources.

4. Expenses (continued)

- STOB has been named as one of a number of defendants (including Lapindo and relevant Government authorities) in a legal proceeding commenced in Indonesia by Wahana Lingkungan Hidup Indonesia ("WALHI") which seeks orders that the defendants, amongst other things: have committed a tort; apply all their available resources to stop the mud eruption; repair public and social facilities and infrastructure; address environmental damage; and are responsible for the environmental damage. STOB is vigorously defending that proceeding.

- Medco had alleged that Lapindo acted negligently in relation to the operation of the Banjar Panji-1 well. STOB is aware that Medco had commenced arbitration under the Operating Agreement, but understands that the arbitration has recently ceased. STOB was not a party to the arbitration and has reserved all rights in relation to the incident and its management.

Efforts to contain and manage the mud flow are continuing and according to Lapindo the development of plans for the establishment of long term environmentally sustainable solutions concerning mud disposal of the affected areas are currently underway. STOB remains committed to supporting Lapindo and the Sidoarjo Mud Mitigation Agency in their efforts to manage the incident and assist the community.

STOB has not admitted any liability in relation to the incident under the PSC, the Operating Agreement or at all. However, STOB has continued to pay cash called by Lapindo in relation to PSC operations (subject to a full reservation of its legal rights), of approximately US$20 million since the date of the incident to 30 June 2007.

The Company regularly reviews the circumstances surrounding the incident and considers the potential impact of changing circumstances on its provision for future costs relating to the incident.

At 30 June 2007, the Board has considered all of the information available to it and, whilst not admitting that the Company has any liability in relation to the incident, concluded that the provision for future costs should not be increased. This provision, which is the Board's prudent estimate of the costs that may arise relating to the incident, continues to reflect an assumption (based upon an assessment of information currently available, including those matters confirmed by Presidential Regulation 14 of 2007) that a resolution will ultimately be agreed between the Government, Lapindo, the non-operating PSC parties (STOB and Medco) and all other relevant parties as to the costs related to long-term mud management options, proposed costs of infrastructure relocation and any third party claims. With the mud flow continuing, the complexity of the incident and the dynamic nature of the ongoing work, there remains uncertainty surrounding these issues. The resolution of these uncertainties may ultimately be on a different basis from presently assumed which could result in the costs borne by STOB being significantly different to the current estimate.

The Company's accounting policy in respect of insurance claims is to recognise insurance proceeds only when the insurers have granted indemnity or there is a high probability that indemnity will be granted. In accordance with this policy, the Company recognised an amount of A$21.8 million as insurance proceeds at 31 December 2006. The insurance proceeds included STOB's share of the US$25.0 million well control insurance held by the Joint Venture, and amounts related to the Company's own well control insurance. The Company continues to work with its insurers in progressing its insurance claims.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	CONSOLIDATED 30 June 2007			CONSOLIDATED 30 June 2006		
	Continuing $million	Discontinued $million	Total $million	Continuing $million	Discontinued $million	Total $million
5. Earnings						
Earnings before interest, tax, depreciation, depletion, exploration and impairment ("EBITDAX") is calculated as follows:						
Profit / (loss) before tax	479.6	(64.8)	414.8	548.4	(27.7)	520.7
Add back:						
Net financing costs	60.3	(0.6)	59.7	56.7	(0.1)	56.6
Earnings before interest and tax ("EBIT")	539.9	(65.4)	474.5	605.1	(27.8)	577.3
Add back:						
Depreciation and depletion	313.7	-	313.7	257.2	14.7	271.9
Exploration and evaluation expensed	101.1	-	101.1	94.9	37.1	132.0
Impairment loss on remeasurement to fair value less costs to sell of Burro Pipeline Inc	-	1.5	1.5	-	-	-
Net impairment loss on oil and gas assets	-	73.1	73.1	21.0	5.1	26.1
EBITDAX	954.7	9.2	963.9	978.2	29.1	1,007.3
6. Net Financing Costs						
Interest income	(2.8)	(0.6)	(3.4)	(3.7)	(0.1)	(3.8)
Interest paid to third parties	53.6	-	53.6	57.6	-	57.6
Less borrowing costs capitalised	(5.5)	-	(5.5)	(9.2)	-	(9.2)
	48.1	-	48.1	48.4	-	48.4
Unwind of the effect of discounting provisions	12.2	-	12.2	9.8	-	9.8
Interest expense on defined benefit obligation	2.8	-	2.8	2.2	-	2.2
Financial expenses	63.1	-	63.1	60.4	-	60.4
Net financing costs / (income)	60.3	(0.6)	59.7	56.7	(0.1)	56.6

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

7. Discontinued Operations

On 5 December 2006, the Company announced that a decision had been made to sell all of its exploration and production activities in the United States, part of the international reporting segment. The disposal of Burro Pipeline Inc was completed on 17 April 2007. On 16 July 2007 it was announced that conditional agreements had been entered for the sale of the remainder of the United States assets for US$70.0 million (A$82.7 million).

For the six months ended 30 June 2007, the discontinued operations reported a net loss of $65.4 million, and capital expenditure was $15.7 million.

8. Exploration and Evaluation Assets

	CONSOLIDATED	
	Six months ended 30 June 2007 $million	Twelve months ended 31 December 2006 $million
Balance at the beginning of the period	360.3	339.1
Acquisitions of controlled entities	37.4	10.3
Acquisitions of exploration and evaluation assets	4.3	46.2
Additions	130.2	230.4
Exploration and evaluation expensed	(96.0)	(97.2)
Net impairment losses	-	(13.8)
Transfer to oil and gas assets	(129.0)	(114.9)
Assets included in discontinued operations	-	(21.1)
Foreign currency translation	(10.7)	(18.7)
Balance at the end of the period	296.5	360.3

9. Oil and Gas Assets

Assets in Development		
Balance at the beginning of the period	207.5	473.1
Additions	53.4	60.9
Transfer from exploration and evaluation assets	92.1	109.4
Transfer to producing assets	-	(420.8)
Exploration and evaluation expensed	-	(9.7)
Foreign currency translation	(11.8)	(5.4)
Balance at the end of the period	341.2	207.5
Producing Assets		
Balance at the beginning of the period	5,025.2	4,319.4
Acquisitions of controlled entities	1.2	-
Acquisitions of oil and gas assets	17.8	84.5
Additions	409.5	1,326.5
Transfer from assets in development	-	420.8
Transfer from exploration and evaluation assets	36.9	5.5
Disposals	-	(18.4)
Depreciation and depletion expense	(306.7)	(676.8)
Exploration and evaluation expensed	(5.1)	(240.5)
Net impairment losses	-	(16.3)
Assets included in discontinued operations	-	(121.7)
Foreign currency translation	(42.8)	(57.8)
Balance at the end of the period	5,136.0	5,025.2
Total oil and gas assets	5,477.2	5,232.7

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	CONSOLIDATED	
	Six months ended 30 June 2007 $million	Twelve months ended 31 December 2006 $million
9. Oil and Gas Assets (continued)		
Total oil and gas assets comprises:		
Exploration and evaluation expenditure pending commercialisation	61.2	57.9
Other capitalised expenditure	5,416.0	5,174.8
	5,477.2	5,232.7
10. Other Land, Buildings, Plant and Equipment		
Balance at the beginning of the period	117.2	73.5
Acquisitions of controlled entities	-	0.1
Additions	21.0	59.1
Disposals	-	(0.1)
Depreciation	(7.0)	(15.4)
Balance at the end of the period	131.2	117.2

11. Impairment of Cash-Generating Units

The USA cash-generating unit (discontinued operation) is required to be measured at the lower of its carrying amount and fair value less costs to sell, and based on the expected sale proceeds of US$70.0 million, an impairment loss of A$74.6 million was recognised.

12. Issued Capital

	Six months ended 30 June 2007	Twelve months ended 31 December 2006	**Six months ended 30 June 2007**	Twelve months ended 31 December 2006
	Number of Shares		**$million**	$million
Movement in fully paid ordinary shares				
Balance at the beginning of the period	598,524,106	594,301,771	1,670.0	1,627.6
Santos Employee Share Acquisition Plan	-	114,356	-	1.2
Santos Employee Share Purchase Plan	-	62,900	-	0.6
Shares issued on exercise of options	150,000	586,702	0.9	3.9
Shares issued on exercise of Share Acquisition Rights	-	127,850	-	-
Dividend Reinvestment Plan	2,891,108	3,330,527	27.5	36.7
Off-market buy-back	(24,671,275)	-	(70.2)	-
Balance at the end of the period	576,893,939	598,524,106	1,628.2	1,670.0
Preference shares				
Redeemable convertible preference shares	6,000,000	6,000,000	584.4	584.4
			2,212.6	2,254.4

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

12. Issued Capital (continued)

Off-market buy-back

On 30 June 2007, the Company bought back 24,671,275 fully paid ordinary shares, representing 4.10% of fully paid ordinary shares on issue at that date, at a price of $12.16 per share. $70.2 million was debited against the Company's capital account (including $1.4 million transaction costs, net of tax) and $231.2 million was debited against retained earnings.

13. Reserves

	CONSOLIDATED	
	30 June 2007 $million	31 December 2006 $million
Reserves attributable to:		
Continuing operations	(239.0)	(227.7)
Discontinued operations	22.9	27.4
	(216.1)	(200.3)

14. Dividends

	Dollars Per Share	Total $million	Franked/ Unfranked	Payment Date
Dividends recognised in the current period by the Company are:				
2007				
Final 2006 redeemable preference	$2.7272	16.4	Franked	2 Apr 2007
Final 2006 ordinary	$0.20	119.7	Franked	2 Apr 2007
		136.1		
2006				
Final 2005 redeemable preference	$2.5300	15.2	Franked	31 Mar 2006
Final 2005 ordinary	$0.20	118.9	Franked	31 Mar 2006
		134.1		

Franked dividends paid during the period were franked at the tax rate of 30%.

After the balance sheet date the following dividends were proposed by the Directors. The dividends have not been provided for and there are no income tax consequences.

	Dollars Per Share	Total $million	Franked/ Unfranked	Payment Date
Interim 2007 redeemable preference	$2.8592	17.2	Franked	2 Oct 2007
Interim 2007 ordinary	$0.20	115.4	Franked	2 Oct 2007
		132.6		

The financial effect of these dividends have not been brought to account in the financial statements for the six months ended 30 June 2007 and will be recognised in subsequent financial reports.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

15. Segment Information

The primary reporting format for the consolidated entity is geographic segments.

Geographic Segments

The consolidated entity operates primarily in Australia but also has international operations in the United States (discontinued operation), Indonesia, Papua New Guinea, Vietnam, Kyrgyz Republic, Egypt and India.

The following table presents revenue and profit information for geographic segments for the half years ended 30 June 2007 and 30 June 2006.

	Continuing			Discontinued	Total
	Australia $million	International $million	Total $million	USA $million	$million
Half year ended 30 June 2007					
Revenue					
Total segment revenue	1,163.6	43.2	1,206.8	24.3	1,231.1
Other unallocated revenue			0.3	-	0.3
Total revenue			1,207.1	24.3	1,231.4
Results					
Segment results	618.5	(46.6)	571.9	(65.4)	506.5
Unallocated corporate expenses			(32.0)	-	(32.0)
Earning before interest and tax ("EBIT")			539.9	(65.4)	474.5
Net financing (costs) / income			(60.3)	0.6	(59.7)
Profit / (loss) before tax			479.6	(64.8)	414.8
Income tax expense			(152.6)	(0.6)	(153.2)
Net profit / (loss) for the period			327.0	(65.4)	261.6
Half year ended 30 June 2006					
Revenue					
Total segment revenue	1,266.6	25.3	1,291.9	37.3	1,329.2
Other unallocated revenue			0.4	-	0.4
Total revenue			1,292.3	37.3	1,329.6
Results					
Segment results	682.7	(56.4)	626.3	(27.8)	598.5
Unallocated corporate expenses			(21.2)	-	(21.2)
Earning before interest and tax ("EBIT")			605.1	(27.8)	577.3
Net financing (costs) / income			(56.7)	0.1	(56.6)
Profit / (loss) before tax			548.4	(27.7)	520.7
Income tax expense			(151.2)	-	(151.2)
Net profit / (loss) for the period			397.2	(27.7)	369.5

16. Acquisition / Disposal of Controlled Entities

Acquisitions of controlled entities

The following controlled entities were acquired during the six months ended 30 June 2007 and their operating results have been included in the income statement from the dates of acquisition:

Name of entity	Date of acquisition	Beneficial interest acquired %	Purchase consideration $million	Contribution to consolidated profit since acquisition $million
Petroleum Ventures B.V.	22 January 2007	100	14.1	(12.2)
Gidgealpa Oil Pty Ltd	7 June 2007	100	1.7	-
Bronco Energy Pty Ltd	25 June 2007	100	10.9	-

Petroleum Ventures B.V. holds a 37.5% interest in Block 12 Production Sharing Contract, covering approximately 5,160 square kilometres in the Nam Con Son Basin, offshore southern Vietnam. Santos acquired the share capital in Petroleum Ventures B.V. following the completion of a farm in agreement to fund a proportion of the costs of a two-well drilling program in 2006, and the receipt of necessary approvals from the Government of the Socialist Republic of Vietnam.

Gidgealpa Oil Pty Ltd holds a 4.9% interest in ATP 269P Coolum Block located in South West Queensland and is engaged in the exploration and production of oil. Oil sales generated operating revenue of $0.1 million for the six months to 30 June 2007.

Bronco Energy Pty Ltd holds interests in coal seam gas assets located in permits ATP 613P, ATP 735P, ATP 803P and ATP 804P in Eastern Queensland. The assets are not currently producing and the company has no operating revenue. The purchase price includes a performance payment of $3.0 million payable upon the existence of 2P reserves in the Permit Area such that Bronco Energy Pty Ltd's share of production of those reserves would be 100PJ, and a second performance payment of $5.0 million when Bronco Energy Pty Ltd's share of production of those 2P reserves would be 200PJ.

If the acquisitions had occurred on 1 January 2007, there would have been no material change to the consolidated entity's revenue or net profit.

The acquisitions had the following effect on the consolidated entity's assets and liabilities.

	Carrying amounts $million	Fair value adjustments $million	Recognised values $million
Exploration and evaluation assets	-	37.4	37.4
Oil and gas assets	-	1.2	1.2
Deferred tax liability	-	(11.9)	(11.9)
Net identifiable assets and liabilities	-	26.7	26.7
Total consideration			26.7
Deferred consideration			(8.0)
Net cash outflow			18.7

Disposals of controlled entities

During the six months ended 30 June 2007, the consolidated entity disposed of Burro Pipeline Inc, and 50% shareholding in Fairview Power Pty Ltd.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

17. Commitments

There has been no material change to the commitments disclosed in the most recent annual financial report, other than new capital commitments of $193.4 million for the use of four offshore drilling rigs during 2007/2008.

18. Contingent Liabilities

There has been no material change to the aggregate of contingent liabilities since the last annual reporting date.

Sidoarjo Mudflow Incident
While the Board has made provision in relation to this incident, the provision reflects an assumption (based on an assessment of information currently available) that a resolution will ultimately be agreed between the Government of Indonesia, Lapindo Brantas Inc, the non-operating PSC parties (of which Santos Brantas Pty Ltd ("STOB") is one) and all other relevant parties as to the costs related to long-term mud management options, proposed costs of infrastructure relocation and any third party claims. With the mud flow continuing, the complexity of the incident and the dynamic nature of the ongoing work, there remains uncertainty surrounding these issues. Should the resolution of the uncertainties be on a different basis than presently assumed, the ultimate costs to be borne by STOB may be significantly different than the current estimates.

Details of the Sidoarjo Mudflow incident are further disclosed in note 4.

19. Post Balance Date Events

The following events occurred subsequent to 30 June 2007, the financial effects of which have not been brought to account in the half-year financial statements for the six months ended 30 June 2007:

(a) Santos Finance Ltd, a subsidiary of Santos Ltd, has issued US$500.0 million of Guaranteed Senior Notes to selected institutional investors in the United States on 2 August 2007. The Notes are guaranteed by Santos Ltd.

(b) On 16 July 2007 it was announced that Santos has entered into conditional agreements to sell its exploration and production interests in the United States to North America Holdings Corp. and IPR Lay Creek, LLC for a collective US$70.0 million (A$82.7 million) (as at 1 April 2007), with Santos retaining a 17.5% net profit interest in three proposed exploration wells.

Directors' Declaration
for the half-year ended 30 June 2007

In accordance with a resolution of the Directors of Santos Ltd, we state that:

In the opinion of the Directors of Santos Ltd:

1. the financial statements and notes of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

   (a) give a true and fair view of the financial position as at 30 June 2007 and the performance for the half-year ended on that date of the consolidated entity; and

   (b) comply with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this 23rd day of August 2007.

On behalf of the Board

Director **Director**

Adelaide, South Australia

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF SANTOS LTD

Report on the Half-Year Condensed Financial Report

We have reviewed the accompanying 30 June 2007 financial report of Santos Ltd and the entities it controlled during the period, which comprises the balance sheet as at 30 June 2007, and the income statement, cash flow statement and statement of recognised income and expense for the period ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the 30 June 2007 Financial Report

The directors of the company are responsible for the preparation and fair presentation of the 30 June 2007 financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the 30 June 2007 financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express a conclusion on the 30 June 2007 financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and its performance for the period ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Santos Ltd and the entities it controlled during the period, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a 30 June 2007 financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the financial report. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Santos Ltd and the entities it controlled during the period, is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the six months ended on that date; and

  (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

R J Curtin
Partner
Adelaide, South Australia
23 August 2007

SANTOS LTD
A.B.N. 80 007 550 923

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the financial report of the consolidated entity, being Santos Ltd (***Company***) and its controlled entities, for the half-year ended 30 June 2007 and the auditors' review report thereon.

1. Review and Results of Operations

A review of the operations and of the results of those operations of the consolidated entity during the half-year is as follows:

Production and Sales

Total production volume for the first half of 2007 of 30.1 million barrels of oil equivalent ("boe") was 1.4 million boe (4.9%) higher than the first half of 2006. The higher production volume was principally attributable to a full six months of gas production from the Casino and Maleo fields, increased production capacity of Coal Seam Gas from the Fairview field and higher customer demand for gas in Eastern Queensland and Northern Territory. These increases were partially offset by natural field decline in the Cooper Basin and the USA.

Total sales volume for the first half of 2007 of 29.9 million boe was 0.2 million boe (0.7%) lower than the first half of 2006. Sales volumes decreased due to lower third party gas sales and the timing of crude liftings.

In US dollar terms, the average oil price realised by the Company of US$68.19 per barrel was 0.4% lower than the first half of 2006, and the average US dollar condensate price of US$65.46 per barrel was 4.2% higher. The Australian dollar appreciated against the US dollar in the first half of 2007 (average 0.8189) as compared to first half of 2006 (average 0.7459). In Australian dollar terms, the average oil price realised by the Company of A$83.27 per barrel was 9.2% lower than in the first half of 2006 and the average condensate price of A$79.94 per barrel was 5.1% lower. The LPG price was 2.1% lower, and the average gas, ethane and LNG price of $A3.84 per GJ was 2.9% higher.

Product sales revenue for the first half of 2007 decreased by 7.5% to $1,214.7 million, reflecting the lower sales volumes and lower average realised prices.

Unusual Items

The results for the first half of 2007 include the following unusual items:

(i) an impairment write-down of $74.6 million ($74.6 million post tax) in relation to the sale of Santos' USA business activities is included in the loss from discontinued operation; and

(ii) a gain arising from the redetermination of participating interests in the Bayu-Undan unitised field of $44.3 million ($31.0 million after tax) is included in other income.

Net Profit and Earnings Per Share

The 2007 first half net profit of $261.6 million is $107.9 million lower than in 2006 and includes the unusual items net loss before tax of $35.5 million (after tax $43.6 million), referred to above.

Net profit attributable to equity holders of Santos Ltd is $262.2 million. Basic earnings per share was 41.0 cents, compared with the corresponding result of 59.5 cents in 2006.

Equity attributable to equity holders of Santos Ltd / Dividends and Share Buy-Back

Equity attributable to equity holders of Santos Ltd at 30 June 2007 was $3,199.6 million.

On 23 August 2007, Directors resolved:-

(i) that a fully franked interim dividend of 20 cents per fully paid ordinary share be paid on 2 October 2007 to shareholders registered in the books of the Company at the close of business on 4 September 2007; and

(ii) that in accordance with the Terms of Issue, a fully franked dividend of $2.8592 per Franked Unsecured Equity Listed Securities be declared and paid on 2 October 2007 to holders registered in the books of the Company at the close of business on 4 September 2007.

The 2007 interim dividend of 20 cents per fully paid ordinary share compares with the 2006 interim dividend of 20 cents per share, fully franked.

The Company completed a $300.0 million off-market buy-back of ordinary shares on 30 June 2007 pursuant to which the Company bought back 24,671,275 ordinary shares (representing 4.1% of issued ordinary capital) at a price of $12.16 per share, representing a 14 per cent discount to the Market Value (as defined in the Buy-Back Booklet). For shareholders who successfully tendered

their shares, $9.37 of the buy-back price will be treated for Australian tax purposes as a fully franked dividend.

Cash Flow

The net cash inflow from operating activities of $537.8 million was 16.4% lower than the first half of 2006. The lower operating cash flow is principally attributable to lower receipts from customers due to lower realised sales prices and higher income tax paid.

Net Debt / Leverage Ratio

Net debt stood at $1,572.8 million at 30 June 2007, which was $123.1 million higher than at the beginning of the year principally to fund the shortfall between cash generated by operations and the cash used in exploration and development activities, net of acquisitions and the payment of dividends.

At 30 June 2007, the gearing ratio (net debt/net debt + equity) was 33.0% compared to 30.2% at the beginning of 2007.

Exploration and Evaluation

Expenditure on exploration and evaluation in the first half of 2007 was $131.4 million, compared with $168.6 million for the corresponding period in 2006.

During the first half of 2007, five wildcat exploration wells were drilled and of these two were still in progress and three were plugged and abandoned.

A further 33 evaluation wells were spudded during the first half of 2007 of which 21 were successful and 12 were plugged and abandoned.

Oil and Gas Asset Expenditure

Expenditure on development, including plant and equipment and development wells, in the first half of 2007 was $496.8 million, compared with $328.6 million for the corresponding period in 2006. The first half of 2007 development programme included expenditure on the Cooper Oil Project, the Fairview Expansion Project together with the Oyong, Kipper, Henry and PNG LNG development projects .

Business Development

During the first half of 2007 the Company acquired 100% interests in Petroleum Ventures B.V., Gidgealpa Oil Pty Ltd and Bronco Energy Pty Ltd.

Post Balance Day Event

The following events occurred subsequent to 30 June 2007, the financial effects of which have not been brought to account in the half-year financial statements for the six months ended 30 June 2007:

(a) Santos Finance Ltd, a subsidiary of Santos Ltd, has issued US$500.0 million of Guaranteed Senior Notes to selected institutional investors in the United States on 2 August 2007. The Notes are guaranteed by Santos Ltd.

(b) On 16 July 2007 it was announced that Santos has entered into conditional agreements to sell its exploration and production interests in the United States to North America Holdings Corp. and IPR Lay Creek, LLC for a collective US$70.0 million (A$82.7 million) (as at 1 April 2007), with Santos retaining a 17.5% net profit interest in three proposed exploration wells.

2. Directors

The names of Directors of the Company in office during or since the end of the half year are:-

Surname	Other Names	
Borda	Kenneth Charles	Appointed 14 February 2007
Dean	Kenneth Alfred	
Ellice-Flint	John Charles (Managing Director)	
Franklin	Roy Alexander	
Gerlach	Stephen (Chairman)	
Harding	Richard Michael	
Sloan	Judith	

Each of the above named Directors held office during and since the end of the half year, except for Mr KC Borda who was appointed a Director of the Company on 14 February 2007.

3. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

4. Auditor's Independence Declaration

A copy of the auditor's independence declaration as required by section 307C of the *Corporations Act 2001* is set out on the following page and forms part of this report.

This report is made out on 23 August 2007 in accordance with a resolution of the Directors.

Director **Director**

23 August 2007

Auditor's Independence Declaration to the Directors of Santos Limited

In relation to our review of the financial report of Santos Limited for the half-year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

R J Curtin
Partner
Adelaide, South Australia
23 August 2007

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

23 August 2007

Santos 2007 half year results

First Half 2007 - Financial Highlights

- **Production of 30.1 mmboe, a record for the company**
- **Sales revenue of $1,215 million, impacted by the higher Australian dollar**
- **EBITDAX of $964 million**
- **Underlying net profit after tax of $305 million**
- **Reported net profit after tax of $262 million**
- **Interim dividend of 20 cents per share**

Santos today reported underlying net profit after tax of $305 million for the first 6 months of 2007. This compares with the record result of $407 million for the first half of 2006.

The decline in underlying profit was recorded notwithstanding record production during the half, which was up by 5% to 30.1 million barrels of oil equivalent (mmboe).

Sales revenue was down by 7% to $1,215 million, reflecting lower Australian dollar liquids prices caused by the appreciation of the A$:US$ exchange rate.

The realised oil price in Australian dollars was down by 9.7% to A$83.27 per barrel, although the price in US dollars was down by only 0.4% to US$68.19 for the period.

The average realised gas price of $3.84 per gigajoule (GJ) was 2.2% higher than 2006. Realised Australian domestic gas prices increased by 7%, although this was offset by lower realised international gas sales revenue in Australian dollars.

Earnings before interest, tax, depreciation, amortisation and exploration (EBITDAX) decreased by 4% to $964 million.

Production costs per barrel increased by 8% to $7.01 per boe, reflecting an ongoing focus on cost control offset by higher unit costs due mainly to production constraints at the Maleo gas field in Indonesia and the deferral of some Cooper Basin oil production.

Operating cashflow decreased by 16% to $538 million reflecting an insurance receivable of $95 million relating to the Moomba incident in 2006, higher tax payments in 2007 of $91 million, offset by favourable working capital movements of $107 million.

Commenting on the 2007 first half result, Santos' Managing Director, Mr John Ellice-Flint, said "Santos' solid operational performance continued in 2007 as we delivered record production and managed to control production costs, although the appreciating Australian dollar and higher depreciation and depletion charges impacted negatively on profits."

"Looking forward, our focus is on transitioning our business towards higher margin products and monetising our large contingent resource base."

"LNG will play an increasingly important role as a higher value market for our gas, as evidenced by our proposal to develop an LNG export facility in Gladstone - a transformational project for Santos."

"Not only does this project give us the ability to commercialise large quantities of contingent coal seam gas resources, it also targets these resources towards a rapidly growing, high value and deep international market."

"Significant progress has been made on the ExxonMobil operated PNG LNG project since we kicked off the pre-FEED studies in April this year. The joint venture is aligned behind ExxonMobil and we are on track to move to a formal FEED process by the end of this year."

"Santos' guidance for 2007 and 2008 unchanged, that is, production of between 59 and 61 mmboe, underpinned by the exploitation of Cooper Basin oil and coal seam gas in eastern Queensland."

"Beyond that, we see moderate organic growth into the next decade, followed by a step change as projects such as Dua and Blackbird (Vietnam), Reindeer (Western Australia), Henry and Kipper (Victoria) and Gladstone LNG , PNG LNG and Darwin LNG 2 come on line."

Dividend

Santos' interim dividend has been maintained at 20 cents per share, fully franked.

The interim dividend will be paid on 2 October 2007 to registered shareholders as at 4 September 2007, with an ex-dividend date of 29 August 2007.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Outlook

In a webcast today, (available for viewing at www.santos.com) Mr John Ellice-Flint (MD and CEO) and Mr Peter Wasow (CFO), detailed the first half financial results, together with the five focus areas that will transition Santos' business towards higher margins and monetise contingent resources. These are summarised as:

1. **Cooper Basin oil**
   - A large scale, low risk opportunity involving the application of proven oil and gas technologies to a commanding acreage position in a world class hydrocarbon province.

2. **Eastern Australian gas**
   - Santos is the largest producer of domestic gas in Australia and remains well positioned with low cost assets, large amounts of uncontracted reserves and extensive infrastructure.
   - Domestic gas demand is rapidly growing as gas is increasingly seen as the fuel of choice for the next generation of power stations in eastern Australia.
   - Gladstone LNG will provide Santos with the opportunity to sell coal seam gas into the high value LNG market.

3. **Western Australian oil and gas**
   - The Mutineer Exeter oil development continued its strong production performance during the half, with production rates set to increase following workover activity in coming months.
   - Gas margins in Western Australia are improving rapidly, and have enabled Santos to move forward with FEED studies for the Reindeer gas field development.

4. **LNG projects**
   - Demand for LNG remains strong, particularly in the Asian region.
   - Santos has recently increased its interest in the Darwin LNG facility and is actively progressing on five further LNG opportunities.

5. **Asian Growth**
   - With the sale of its USA business during the half, Santos' new venture activities are focussed on the Asian region.
   - Over the last 2 years Santos has added material acreage positions in Vietnam, India and Kyrgyzstan.
   - In Indonesia, the Oyong field will be in production by the end of September 2007, and in Vietnam, Santos is progressing the Blackbird and Dua oil discoveries towards a project sanction decision in the first half of 2008.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

LETTER FOR MAINTENANCE OF EXEMPTION

22 August 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 15

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the Interest of Employees Provident Fund Board, a Substantial Shareholder	09.08.2007, 15.08.2007 (2 sets), & 20.08.2007
2	Acquisition of a new Subsidiary – Modern Corner Sdn Bhd	09.08.2007
3	Proposed disposal of Westminster Travel Limited Group	10.08.2007
4	Notification pursuant to Paragraph 14.09 of the Listing Requirements	13.08.2007
5	Proposed disposal of the entire business and undertakings including all the assets and liabilities of the Company to Synergy Drive Berhad.	
	- approval of the Ministry of International Trade and Industry obtained	15.08.2007
	- approval of the shareholders of the company obtained	17.08.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/fg/nay/grpsec/xdb/let/letter re EDMS

ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 6816
Fax 011 350 4009
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 6816
Faks 011 350 4009
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

23 August 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of the resignation of Mr D Bruynseels as Executive Director of Absa Group and Absa Bank as published on the Johannesburg Securities Exchange's News Service (SENS) on Wednesday, 22 August 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

RESIGNATION OF DOMINIC BRUYNSEELS AS EXECUTIVE DIRECTOR OF ABSA GROUP AND ABSA BANK

Mr Dominic Bruynseels has resigned from the Absa Group and Absa Bank boards with effect from 21 August 2007.

Mr Bruynseels served on the above boards as an executive director and as a representative of Barclays PLC (Barclays) from 27 July 2005, the date Barclays acquired a controlling stake in Absa. His resignation from the above boards follows his appointment as Senior Executive Director, Emerging Markets, at Barclays, based in Dubai.

Absa Group executive committee member, Mr Robert Emslie, has assumed responsibility for the Group's African operations in addition to his current responsibilities.

Johannesburg
22 August 2007

Enquiries
Jacques Schindehütte
Group Executive Director
(+2711) 350-4850
e-mail: jacquessc@absa.co.za

Issued by:
Peter Steyn
Head: Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
e-mail: peterst@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Holcim

Investor Relations

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

Fax

To:	**File N° 82-4093**
cc:	
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Doris Tschudin doris.tschudin@holcim.com
Date:	August 23, 2007/Doris Tschudin
Total pages:	**9 (incl. cover sheet)**
Subject:	Media Release: Half-Year Results 2007 **Holcim continues on a successful track** **Above-average organic growth** **Significantly higher consolidated result**

File N° 82-4093

Please find enclosed the above mentioned media release (8 pages)

With best regards,

Doris Tschudin

Encl.: mentioned

FILE N°: 82-4093

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

Media release

Holcim continues on a successful track
Above-average organic growth
Significantly higher consolidated result

- **Higher deliveries in all segments**
- **Net sales increase 19.5 percent to CHF 13 billion**
- **Operating EBITDA lifted 22.3 percent to CHF 3.3 billion**
- **Operating profit improves 24.8 percent to CHF 2.4 billion**
- **Capital gain of CHF 1.1 billion on sale of shareholding in South Africa**
- **Net income rises 162.7 percent to CHF 2.9 billion**
- **Net income (attributable to equity holders of Holcim Ltd) increases 195.1 percent to CHF 2.4 billion**

August 23, 2007

Improved margins

In the first half of 2007, Holcim significantly improved both its financial results and its margins. Factors which contributed to this were the favorable market environment, the successful integration of acquisitions and a further improvement in operating efficiency.

Group in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	13,002	10,879	+19.5	7,274	6,251	+16.4
Operating EBITDA	3,324	2,717	+22.3	1,982	1,716	+15.5
Operating profit	2,423	1,941	+24.8	1,519	1,314	+15.6
Net income	2,858	1,088	+162.7	2,328	815	+185.6
Cash flow from operating activities	1,733	816	+112.4	1,603	923	+73.7

Holcim achieved higher delivery volumes in all segments. Cement sales rose by 13.3 percent to 74.2 million tonnes. The most significant volume growth was attributable to new consolidations in Group region Asia Pacific. Sales of aggregates and ready-mix concrete differed considerably from region to region. They increased Group-wide due to acquisitions

and new installations by 3.2 percent to 87.3 million tonnes and by 2.4 percent to 21.2 million cubic meters, respectively.

Consolidated net sales rose by 19.5 percent to CHF 13.002 billion and operating EBITDA increased by 22.3 percent to CHF 3.324 billion. In most markets, pressure on costs in the energy sector was offset by price adjustments and operating improvements. The operating EBITDA margin increased by 0.6 percentage points to 25.6 percent, and internal operating EBITDA growth reached an impressive 12.5 percent.

At the beginning of June 2007, Holcim sold 85 percent of its 54 percent stake in Holcim South Africa to a consortium which satisfies Black Economic Empowerment requirements. The sale of the shareholding resulted in a capital gain of CHF 1.110 billion. Additionally, a special dividend of CHF 150 million net was received from South Africa, which led to an above-average increase in consolidated profit of 162.7 percent to CHF 2.858 billion. The proportion of Group net income attributable to shareholders of Holcim Ltd increased by 195.1 percent to CHF 2.423 billion. Cash flow from operating activities also increased sharply, reaching CHF 1.733 billion (first half of 2006: 0.816).

Sustained strong demand for building materials in Europe

In the first half of the year, economic conditions in Group region Europe were robust and the construction sector benefited from this favorable environment. In Western Europe, demand for construction materials in the UK and France increased, and in Switzerland and Germany consumption once again exceeded the prior year. Growth in the Spanish and Italian construction sectors leveled off slightly. The markets of central and southeastern Europe as well as Russia showed a continuing rise in construction activity.

Virtually all European Group companies sold more cement, and sales of aggregates and ready-mix concrete were also for the most part up. Holcim France Benelux recorded an increase in deliveries in all segments. Thanks to the strong order situation in northern France, it was possible to compensate for the temporary market lull in Belgium. Aggregate Industries UK posted higher sales volumes, and aggregates production in the Glensanda quarry in Scotland and the Torr quarry in England reached new highs. Sales of ready-mix concrete also increased in the UK. Holcim Spain recorded only slight increases in cement sales due to a leveling off of construction activity. Hesitant demand in Andalusia and on the Costa Blanca led to diminishing sales volumes in ready-mix concrete and aggregates. Holcim Italy sold more cement, but volumes decreased in the area of aggregates and ready-mix concrete. The sales volumes of the two German companies and Holcim Switzerland remained high. Holcim Baden-Württemberg and Holcim Germany increased their sales of ready-mix concrete in particular. The companies in central and southeastern Europe benefited from a general increase in demand for building materials and the increased expansion of transnational transport routes. With a few exceptions, the Group companies of this region increased their deliveries of cement and aggregates. Sales of ready-mix concrete were lifted throughout the region. Thanks to the continuing construction boom in Russia, Alpha Cement achieved notably good results.

Overall, cement sales in Group region Europe rose by 9.1 percent to 16.8 million tonnes. Sales of aggregates rose 15.1 percent to 51 million tonnes. Major contributions came particularly from Foster Yeoman in the UK, which was consolidated for the first time from September 2006, as well as from Holcim France Benelux and a number of Group companies in central and southeastern Europe. Deliveries of ready-mix concrete fell by 1 percent to 9.5 million cubic meters.

FILE N°: 82-4093

Europe in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	5,068	3,980	+27.3	2,828	2,328	+21.5
Operating EBITDA	1,135	890	+27.5	700	599	+16.9
Operating profit	815	625	+30.4	537	463	+16.0

Operating EBITDA improved by 27.5 percent to CHF 1.135 billion. Internal operating EBITDA growth came to 13.9 percent. The higher costs of raw materials and energy were mainly absorbed by price adjustments. This and improvements in operating efficiency made it possible to maintain the previous year's margins. The results achieved by Aggregate Industries UK, Holcim France Benelux, Holcim Romania and Russian Alpha Cement improved substantially.

The capacity expansion projects in France, Bulgaria, Romania and Russia continued as planned, with the main focus on installing new kiln lines and grinding facilities. The strengthened industrial base is aimed at maintaining efficient market supply in the future and at opening up new growth opportunities for the Group in these markets.

Declining cement consumption in North America

In the first half of 2007, the North American construction sector failed to make any significant headway owing to adverse weather conditions during the first four months of the year and the continuing decline in housebuilding. In the US, strong demand for commercial and industrial buildings and an improvement in the order situation for infrastructure expansion projects in the transport and utilities sectors picked up some of the slack. In Canada, building activity revived somewhat in Ontario and Quebec, the provinces of importance to Holcim.

Due to weaker demand, Holcim US reduced lower-margin cement imports. The company saw the biggest decline in volumes along the river system in the Midwest. Also St. Lawrence Cement reported a decrease in cement sales volumes due to the further downturn above all in the markets of the northeastern US.

Consolidated cement sales in this Group region declined by 13.8 percent to 7.5 million tonnes. In aggregates and ready-mix concrete, Aggregate Industries US felt the impact of the more difficult market environment in residential construction. The company maintained its market share, but product deliveries declined significantly compared with the first half of 2006. By contrast, St. Lawrence Cement maintained its sales of aggregates in Canada and matched its high prior-year ready-mix concrete volumes. Meyer Material, which operates in the Chicago area and was integrated into Aggregate Industries US from mid-2006 onward, was unable to make up for the decline in aggregates sales in North America which fell back by 12.9 percent to 23.7 million tonnes. Sales of ready-mix concrete increased by 3.4 percent to 3 million cubic meters.

North America in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	2,253	2,376	-5.2	1,480	1,492	-0.8
Operating EBITDA	343	376	-8.8	326	299	+9.0
Operating profit	168	217	-22.6	230	218	+5.5

Thanks to higher selling prices and an increase in output, Holcim US posted a better financial result. St. Lawrence Cement was unable to match the positive result achieved in the prior-year period and Aggregate Industries US also saw its results decline. The consolidated operating EBITDA decreased by 8.8 percent to CHF 343 million in this Group region. Internal operating EBITDA growth was also negative at -6.9 percent.

The construction of the new cement plant at Ste. Genevieve on the Mississippi is proceeding according to schedule. All silos have already been erected. St. Lawrence Cement took over several ready-mix concrete plants and a sand pit in the Greater Montreal area, enabling it to gain even closer proximity to its customer base in its core market.

In May this year, Holcim offered to acquire minority shareholders' interests in St. Lawrence Cement. Unanimously supported by the Board of Directors of St. Lawrence Cement, the transaction with a value of CAD 681 million has in the meantime been successfully completed with the purchase of all outstanding shares. The shares have been delisted from the Toronto Stock Exchange as of August, 13.

Sound performance in Latin America
In the first half of 2007, construction activity in Group region Latin America was predominantly positive. Growth was generated by residential construction and by projects to improve transport infrastructure. Amid regional differences in growth, consumption of cement rose in almost all of the markets that Holcim supplies. As expected, Mexico saw a slight decline in momentum after the previous year's presidential election. Market conditions remained robust in Ecuador, Colombia, Venezuela and Argentina. Demand continued to recover in Brazil.

Holcim Apasco in Mexico concentrated on the high-margin supply segments and therefore sold slightly less cement. Sales volumes of ready-mix concrete were virtually at the same level as in the previous year. Sales of Group companies in Central America and the Caribbean were also favorable. Cemento de El Salvador benefited from an increase in concrete road construction and from coastal protection structures. The company also exported more cement to neighboring countries. Holcim Costa Rica posted an impressive increase in sales. Cement deliveries of Holcim Colombia reached a new high, and in Ecuador housebuilding was stimulated by remittances sent home by Ecuadorians working abroad. Infrastructure projects also led to rises in sales of cement and ready-mix concrete.

To meet the growth in domestic demand, Holcim Venezuela decided to halt exports of cement from April onward. On balance, the company's cement deliveries declined slightly. Holcim Brazil sold more cement than during the first half of the previous year, increasing its sales of ready-mix concrete despite strong competitive pressure. It benefited from the expansion of the São Paulo subway network. In Chile, the slowdown in economic activity in the second quarter of this year continued, with the result that Cemento Polpaico supplied less products in all segments. The Argentine construction boom continued without let-up, and Minetti achieved an impressive increase in its cement and ready-mix concrete sales. The programs to increase operating efficiency launched at the beginning of the year continued at all Argentine plants.

Cement sales in Group region Latin America once again reached 12.9 million tonnes. Sales of aggregates fell by 3.2 percent to 6.1 million tonnes, mainly on account of Ecuador and Brazil. Volumes of ready-mix concrete rose by 2 percent to 5 million cubic meters.

FILE N°: 82 - 4093

Latin America in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	1,923	1,816	+5.9	990	890	+11.2
Operating EBITDA	608	646	-5.9	304	317	-4.1
Operating profit	487	520	-6.3	245	257	-4.7

The operating EBITDA of Group region Latin America decreased 5.9 percent to CHF 608 million. Reasons for this decline were the lower sales volumes in Mexico, the sharp rise in the price of petcoke – an important source of energy in this region –, the persisting low price level in Brazil, the market slowdown in Chile and less favorable exchange rates against the Swiss franc. Internal operating EBITDA growth was moderately negative at -2.9 percent.

During the period under review, Cemento Panamá decided to increase the grinding capacity of its plant so as to be in the best possible position to meet the strong growth in demand for cement expected to result from the expansion of the port and canal facilities.

Further growth in Group region Africa Middle East

The economy of Group region Africa Middle East has generally improved. Demand for construction services has increased, particularly in the countries adjoining the Mediterranean and in South Africa.

The cement plants in Morocco produced close to the limits of their capacity. Holcim Morocco benefited from sustained high demand for building materials for the housing and tourism sectors as well as the expansion of the transport network. Sales of ready-mix concrete rose substantially. Egyptian Cement sold significantly more cement both within Egypt and abroad. In Lebanon, construction activity remained weak. However, cement exports to neighboring countries remained high. Domestic sales of ready-mix concrete declined noticeably. In the Indian Ocean, deliveries of cement were up on the previous year and large infrastructure projects on La Réunion resulted in significantly higher sales of ready-mix concrete. In West Africa, sales volumes were maintained in a rather unstable political environment. With demand for building materials as robust as ever, Holcim South Africa once again saw deliveries rise to record levels in all segments.

In June, Holcim reduced its shareholding in Holcim South Africa to 15 percent. Now that the company meets all requirements in the context of Black Economic Empowerment, it will be able to position itself as one of South Africa's leading suppliers of building materials. Holcim retains close ties with the company through an assistance agreement and a minority shareholding. However, Holcim South Africa was deconsolidated as of June 5, 2007 and will henceforth be accounted for according to the equity method.

The deconsolidation of the South African company had an initial impact on the half-year result for Group region Africa Middle East. Consolidated cement sales nonetheless increased 8.2 percent to 7.9 million tonnes. Because Holcim South Africa has a particularly firmly established position in the aggregates market, on a consolidated basis this segment declined by 14.8 percent to 4.6 million tonnes in this region. Sales of ready-mix concrete remained unchanged at 1.2 million cubic meters.

FILE N°: 82-4093

Africa Middle East in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	1,079	1,005	+7.4	541	539	+0.4
Operating EBITDA	389	322	+20.8	193	171	+12.9
Operating profit	350	278	+25.9	173	150	+15.3

The first half of 2007 saw a significant improvement in the performance of Group region Africa Middle East. Operating EBITDA increased by 20.8 percent to CHF 389 million, while internal operating EBITDA growth stood at 38.2 percent. The Group companies in Morocco and Egypt reported markedly stronger results, and the contribution of Holcim South Africa – now AfriSam (South Africa) (Pty) Ltd – once again increased.

At Holcim Morocco, the new plant in Settat, south of Casablanca, began producing clinker for the first time in July and will progressively go into full production. This will avoid long-distance deliveries of clinker and cement and will reduce distribution costs.

Building activity brisk in Asia Pacific

Construction industry in this Group region picked up steam in the first half of 2007. Cement demand was positive in virtually all markets in the region served by Holcim. The one exception was Thailand, where the political situation continues to dampen investment activity in both the public and private sectors. Demand for building materials in India, Vietnam, Indonesia and the Philippines developed dynamically. Australia and New Zealand also witnessed a rise in consumption.

Cement sales reached new highs at the two Indian Group companies ACC and Ambuja Cements. Holcim Vietnam also succeeded in significantly increasing cement output. New ready-mix concrete facilities were commissioned in both countries. Siam City Cement in Thailand was largely able to compensate for somewhat softer domestic sales through higher cement exports. The Group company also stepped up deliveries of ready-mix concrete in the Greater Bangkok area. Holcim Indonesia likewise reported an increase in cement and clinker exports. At the same time, the domestic economy was stimulated by lower interest rates, which in turn lifted sales of cement, aggregates and ready-mix concrete. The Group company in the Philippines benefited from improved market conditions. Private residential and commercial construction proved to be growth drivers, as did road network expansion. Cement Australia reported an increase in cement sales thanks to continuing healthy order books in the commercial and industrial building sectors as well as on the back of growing infrastructure investments. Holcim New Zealand recorded solid growth rates across all product lines.

The two Indian Group companies were primarily responsible for the strong rise in consolidated cement sales by 33.7 percent to 32.5 million tonnes. In 2006, sales volumes of ACC and Ambuja Cements were consolidated only from February and May, respectively. Sales of aggregates increased by 35.7 percent to 1.9 million tonnes due to higher demand in Indonesia and the entry in Thailand into this market. Thanks to an increase in vertical integration in a number of major urban centers, ready-mix concrete deliveries rose by 19 percent to 2.5 million cubic meters.

FILE N°: 82 - 4093

Asia Pacific in million CHF	January-June 2007	January-June 2006	+/-%	April-June 2007	April-June 2006	+/-%
Net sales	3,083	2,080	+48.2	1,632	1,218	+34.0
Operating EBITDA	940	582	+61.5	496	365	+35.9
Operating profit	699	404	+73.0	375	263	+42.6

Further consolidations and a positive business performance led to an improvement in financial results. The Group region's operating EBITDA rose by 61.5 percent to CHF 940 million. Internal operating EBITDA growth came to 22 percent.

Holcim is currently selectively expanding capacity in the growth market of India. By the end of 2010, production capacity will grow by about 15 million tonnes in total to well over 50 million tonnes. These expansion investments will enable ACC and Ambuja Cements to benefit from the projected market growth and create further added value for the Group.

Holcim increased its stake in ACC and Ambuja Cements in the period under review. With effect from June 30, 2007, Holcim holds 43 percent of the share capital (voting rights) of ACC and 32 percent of Ambuja Cements. In Singapore, Holcim acquired 55 percent of Jurong Cement Limited. This new Group company produces primarily ready-mix concrete. Jurong Cement also sells bagged cement, special mortar products, and slag. The acquisition will reinforce Holcim's position in the fast-growing Singapore market.

In China, Holcim is still awaiting approval to increase its shareholding in Huaxin Cement. Holcim remains intent on expanding its presence in the world's largest cement market.

Favorable outlook
Although construction activity is noticeably leveling off in some markets, financial results are again expected to be encouraging thanks to the Group's proven strategy of geographic diversification. The Board of Directors and the Executive Committee expect that in 2007 the Group will again exceed its long-term growth target of 5 percent in internal operating EBITDA. Acquisitions undertaken and the targeted expansion of production capacity will create a promising platform for further growth.

* * * * * * *

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

* * * * * * *

FILE N°: 82-4093

Key Figures

Holcim Group January – June		2007	2006	+/-%	+/-% local currency
Annual production capacity cement	million t	196.8	197.8 [1]	-0.5	
Sales of cement	million t	74.2	65.5	+13.3	
Sales of mineral components	million t	2.4	2.6	-7.7	
Sales of aggregates	million t	87.3	84.6	+3.2	
Sales of ready-mix concrete	million m^3	21.2	20.7	+2.4	
Sales of asphalt	million t	6.1	6.1		
Net sales	million CHF	13,002	10,879	+19.5	+18.1
Operating EBITDA	million CHF	3,324	2,717	+22.3	+21.5
Operating EBITDA margin	%	25.6	25.0		
EBITDA	million CHF	4,767	2,807	+69.8	+70.3
Operating profit	million CHF	2,423	1,941	+24.8	+24.2
Operating profit margin	%	18.6	17.8		
Net income	million CHF	2,858	1,088	+162.7	+165.8
Net income margin	%	22.0	10.0		
Net income – equity holders of Holcim Ltd	million CHF	2,423	821	+195.1	+199.4
Cash flow from operating activities	million CHF	1,733	816	+112.4	+110.3
Cash flow margin	%	13.3	7.5		
Net financial debt	million CHF	13,279	12,837 [1]	+3.4	+0.9
Total shareholders' equity	million CHF	22,012	18,725 [1]	+17.6	+12.8
Gearing [2]	%	60.3	68.6 [1]		
Personnel		87,406	88,783 [1]	-1.6	
Earnings per dividend-bearing share [3]	CHF	9.42	3.52	+167.6	+171.3
Fully diluted earnings per share [3]	CHF	9.27	3.47	+167.1	+170.9

Principal key figures in USD (illustrative) [4]					
Net sales	million USD	10,571	8,566	+23.4	
Operating EBITDA	million USD	2,702	2,139	+26.3	
Operating profit	million USD	1,970	1,528	+28.9	
Net income – equity holders of Holcim Ltd	million USD	1,970	646	+205.0	
Cash flow from operating activities	million USD	1,409	643	+119.1	
Net financial debt	million USD	10,796	10,522 [1]	+2.6	
Total shareholders' equity	million USD	17,896	15,348 [1]	+16.6	
Earnings per dividend-bearing share [3]	USD	7.66	2.77	+176.5	

Principal key figures in EUR (illustrative) [4]					
Net sales	million EUR	7,977	6,974	+14.4	
Operating EBITDA	million EUR	2,039	1,742	+17.0	
Operating profit	million EUR	1,487	1,244	+19.5	
Net income – equity holders of Holcim Ltd	million EUR	1,487	526	+182.7	
Cash flow from operating activities	million EUR	1,063	523	+103.3	
Net financial debt	million EUR	7,999	7,973 [1]	+0.3	
Total shareholders' equity	million EUR	13,260	11,630 [1]	+14.0	
Earnings per dividend-bearing share [3]	EUR	5.78	2.26	+155.8	

1 As of December 31, 2006.
2 Net financial debt divided by total shareholders' equity.
3 EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.
4 Income statement figures translated at average rate; balance sheet figures at closing rate.

Holcim

Investor Relations

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

Fax

To:	**File N° 82-4093**
cc:	
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Doris Tschudin doris.tschudin@holcim.com
Date:	August 23, 2007/Doris Tschudin
Total pages:	**4 (incl. cover sheet)**
Subject:	**Media Releases:** - **Holcim plans to substantially increase its stake in Ambuja Cements in India** - **Holcim successfully completes compulsory acquistion of minority shares of St. Lawrence Cement**

File N° 82-4093

Please find enclosed the above mentioned media releases (3 pages)

With best regards,

Doris Tschudin

Encl.: mentioned

FILE N°: 82 - 4093

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE EUROPEAN ECONOMIC AREA, THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA AND JAPAN

August 23, 2007

Media Release

Holcim plans to substantially increase its stake in Ambuja Cements in India

Holcim plans to further expand its 32.3 percent stake in the Indian Group company Ambuja Cements Ltd (ACL) and acquires from the founding families another 3.9 percent of ACL at INR 154 per share corresponding to approximately USD 220 million. The purchase is subject to the approval of the Reserve Bank of India. The families will continue to hold a stake in ACL. They will stay closely engaged with Holcim and the company, and will further support the growth and development of Holcim's position in India. Suresh Neotia will continue as Chairman and Narotam Sekhsaria as Vice Chairman on the Board of Directors of ACL and will play a significant role for the benefit of the company.

With the purchase of this block of shares of ACL Holcim exceeds the limit of 5 percent per fiscal year and is obliged to make an offer to the other shareholders according to the Indian takeover code. Therefore, the Group will launch a public takeover offer for another 20 percent of the share capital at a price of INR 154 per share. Subject to the approval of the Indian authorities, Holcim expects this transaction, worth a maximum of around USD 1.12 billion, to be concluded by the end of November 2007. The offer price represents a premium of approximately 20 percent over the average price of the share on the National Stock Exchange for the last two weeks.

Provided that the public offer is accepted in full, Holcim's stake in ACL will rise to more than 56 percent. The corresponding total investment of USD 1.34 billion would be financed entirely through internal resources and existing credit facilities.

India is the second largest cement market worldwide with high growth potential. ACL as a leading cement supplier in India, will increase its annual cement capacity from 18 to 21 million tonnes by the end of the year. An additional 5 million tonnes are under construction in Bhatapara (State of Chhattisgarh) and Rauri (Himachal Pradesh), which will come on stream in 2009.

****

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt

FILE N° 82-4093

including services. The Group holds majority and minority interests in more than 70 countries on all continents.

****

This media release is also available in German.

****

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

****

Internet: www.holcim.com

Legal Notice:

Important Notice regarding Ambuja Cements Ltd: The offer for the shares in the Ambuja Cements Ltd will be made in compliance with the Indian Takeover Code, as supervised by the Securities and Exchange Board of India. Investors outside of India are advised to consult their legal and financial advisers as to whether, and under what circumstances, they are allowed to tender their shares and accept payment of the purchase price in the offer. The offer is not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made and the offer will not be capable of acceptance by any investors residing in, or from, the European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made, unless an exemption applies under applicable law. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into the European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made, unless an exemption applies under applicable law.

FILE N° 82-4093

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Schweiz

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA

August 15, 2007

Media Release

Holcim successfully completes compulsory acquisition of minority shares of St. Lawrence Cement

Holcim has now acquired all outstanding shares of St. Lawrence Cement pursuant to the recommended cash offer to minority shareholders announced on May 14, 2007 and has completed the compulsory buyout process conducted under Canadian law. The shares have been de-listed from the Toronto Stock Exchange as of August 13, 2007.

****

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

St. Lawrence Cement Group is a leading producer and supplier of products and services for the construction industry, namely cement, concrete, aggregates and construction. The company operates in Canada and on the eastern seaboard of the United States, and employs a total of 3,300 people.

******

This media release is also available in French and German.

****

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

****

Internet: www.holcim.com

END

Legal Notice:
This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Shareholders are advised to review any relevant documents that may be filed with securities regulatory authorities by the Holcim Group and SLC because they contain important information, including full details of the proposal and its terms and conditions.